UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 19, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Orexigen Therapeutics, Inc.

File No. 1-33415 - CF#35598

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        Orexigen Therapeutics, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10-Q filed on November 10, 2014 and Form 10-K filed on March 13, 2014.

        Based on representations by Orexigen Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	November 10, 2014	through November 10, 2020
10.35	10-K	March 13, 2014	through November 10, 2020

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary